

Mail Stop 3233

June 1, 2017

Via E-Mail
Mr. William J. Clifford
Chief Financial Officer
Gaming and Leisure Properties, Inc.
845 Berkshire Blvd., Suite 200
Wyomissing, PA 19610

> **Re: Gaming and Leisure Properties, Inc.**
> **Form 10-K**
> **Filed on February 22, 2017**
> **File No. 001-36124**

Dear Mr. Clifford:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2016

Item 8. Financial statements and supplementary data, page 58

Consolidated statements of cash flows, page 63

1.   It does not appear that you have provided supplemental disclosures of cash flow information and noncash activities. In future filings please provide a table that contains this information or tell us why you do not believe it is required disclosure. Reference is made to ASC230-10-50-2 to 6 and ASC 230-10-55-14 and 15.

Notes to the Consolidated Financial Statements

Acquisitions, page 74

2.   We note your disclosure that you allocated approximately $600m of the purchase price of the Pinnacle transaction to land rights, net. Please clarify for us whether this asset represents the below market value of the related ground leases. To the extent the land rights asset represents something other than the below market value of the ground leases, please explain to us how you determined value should be allocated to this asset as part of the business combination. Please cite any relevant accounting literature in your response.

Form 8-K 2.02 filed on February 2, 2017

Exhibit 99.1

Guidance, page 4

3.   We note you provide certain 2017 non-GAAP guidance numbers. Please tell us how you have applied the guidance in C&DI Question 102.10 and revise your disclosure in future filings as necessary.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Peter McPhun at 202-551-3581 or the undersigned at 202-551-3438 with any questions.

                                        Sincerely,

                                        /s/ Robert F. Telewicz, Jr.

                                        Robert F. Telewicz, Jr.
                                        Branch Chief
                                        Office of Real Estate and
                                        Commodities